
March 26, 2013

Via U.S. Mail
Martin Mobarak
President
APEX 2 Inc.
90 SW 3rd Street, Penthouse 4
Miami, FL 33130

> **Re:** **APEX 2 Inc.**
> **Form 8-K**
> **Filed March 22, 2013**
> **File No. 0-54430**

Dear Mr. Mobarak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the commission file number on the cover page. Our records show that your commission file number is 0-54430.

Item 4.01 Changes in Registrant's Certifying Accounts

2. We note that you were incorporated on May 17, 2011 and Kenne Ruan audited your financial statements as of December 31, 2011 and for the period from May 17, 2011 (inception) to December 31, 2011. As such, please revise your disclosure in the third paragraph in (a) to refer to the report of Kenne Ruan on your financial statements as of December 31, 2011 and for the period from May 17, 2011 (inception) to December 31, 2011 rather than the reports of Kenne Ruan for the year ended December 31, 2011. Please also revise your disclosure in the fourth and fifth paragraphs in (a) and second

paragraph in (b) to refer to the period from May 17, 2011 (inception) to December 31, 2011 rather than to the most recent fiscal year.

3.   Please revise your disclosure in the first paragraph in (b) to state whether the engagement of D. Brooks & Associates was recommended or approved by the Board of Directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

4.   We note that you intend to file the letter from Kenne Ruan in an amendment. Please do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief